SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 21, 2016

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, April 21, 2016 regarding “Ericsson accelerates transformation to drive growth and profitability”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: April 21, 2016

PRESS RELEASE APRIL 21, 2016

Ericsson accelerates transformation to drive growth and profitability

•	New company structure to accelerate strategy execution and improve performance

•	Focus on meeting changing customer requirements and capture market opportunities to drive growth

•	Strong focus on cost and efficiency across company

•	New business unit structure and appointments to Executive Leadership Team

•	New organization effective July 1, 2016, and from Q1, 2017 financial reporting to reflect new structure

Ericsson (NASDAQ:ERIC) today announced a series of organizational and structural changes to strengthen strategy execution to drive growth and profitability. Over the past number of years Ericsson has made a number of key strategic decisions designed to build new revenue areas and to drive efficiencies in the core business. This includes exiting the handset and modems businesses, an enhanced partnership strategy on IP, and investments to build targeted growth areas with strong focus on software and professional services.

Hans Vestberg, President and CEO, Ericsson, says: “We are not satisfied with our overall growth and profitability development over past years. We are today announcing further actions to accelerate strategy execution and to drive efficiency and growth across the company even harder. We will create a leaner, more fit for purpose organization, to cater for the needs of different customer segments and to faster capture market opportunities. As 5G, the Internet of Things, and Cloud drive the next phase of industry development, the time is just right to make these changes.”

Overall company strategy execution will be strengthened through an organizational structure aligned around type of customers and type of business. The new structure will have five business units and one dedicated customer group for Industry & Society, in line with the company focus on core business, targeted growth areas and cost and efficiency.

Core business - Two Networks business units, Business Unit Network Products and Business Unit Networks Services, will focus on incremental improvements in networks business performance, capturing opportunities in 4G and extending leadership into 5G. The two business units will leverage the combined strength in products and services with BU Networks Services focusing on Managed Services, Network Roll-Out and Customer Support and BU Network Products combining Radio and Transport.

Targeted growth areas - The two new IT & Cloud business units, Business Unit IT & Cloud Products and Business Unit IT & Cloud Services, will together with a new Business Unit Media, have a strong focus on profitable growth as a natural next step after a period of investment. This will involve focus on software sales and recurring business to complement the already strong business in Consulting & Systems Integration and the Broadcast Services business. For the rapidly growing Industry & Society business a separate Customer Group will be introduced to improve scaling and time to market.

PRESS RELEASE APRIL 21, 2016

Cost and efficiency - The company remains fully committed to drive cost reduction and efficiencies, including delivering on its SEK 9 b. net savings efficiency program during 2017. The new organization is designed to enhance efficiencies and cost structures through more end-to-end accountability and less duplication across portfolios and capabilities.

The new Group structure is optimized to bring both enhanced customer value with business units having full responsibility for business performance and end-to-end skills. Regions are being re-shaped to mirror the new business units with focus on sales and delivery quality. This will be complemented by stronger global functions that can build scale in respective areas.

Vestberg continues: “The changes we are making will make it easier for our customers to do business with us, whether they are an operator, a media company or from another industry. The changes will also take into account the different characteristics, needs, and pace of each of the businesses we are in. I am convinced this will make us even more competitive and enable us to grow both our company and our earnings”.

The new organization will be effective as of July 1, 2016. As of Q1, 2017, financial reporting will be made according to the new structure. The new organizational structure aligns company reporting with strategy execution in a simpler and more transparent way. Additional information on reporting will be presented at the Capital Market Day on November 9, 2016, and restated numbers will be presented at the beginning of 2017.

Effective July 1, 2016, the company will have the following business unit structure:

Two business units focusing on the Networks business:

•	BU Network Products, headed by Arun Bansal, Senior Vice President, Head of Business Unit Network Products and a member of the Executive Leadership Team (ELT)

•	BU Network Services, headed by Fredrik Jejdling, Senior Vice President, Head of Business Unit Network Services and a member of the ELT

Two business units focusing on the IT & Cloud business:

•	BU IT & Cloud Products, headed by Anders Lindblad, Senior Vice President, Head of Business Unit IT & Cloud Products and a member of the ELT

•	BU IT & Cloud Services, headed by Jean-Philippe Poirault, Senior Vice President, Head of Business Unit IT & Cloud Services and a member of the ELT

Strengthened focus on new types of customers in Media and Industries:

•	BU Media with central go-to-market model, headed by Per Borgklint, Senior Vice President, Chief Innovation Officer, Head of Business Unit Media and a member of the ELT

•	Customer Group Industry & Society with central go-to-market model, headed by Charlotta Sund, Senior Vice President, Head of Customer Group Industry & Society and a member of the ELT

PRESS RELEASE APRIL 21, 2016

In addition to announcing a new company structure, Ericsson today also announced appointments to the Executive Leadership Team. For full information see separate announcement published on www.ericsson.com

NOTES TO EDITORS

For media kits, backgrounders and high-resolution photos, please visit www.ericsson.com/press

Ericsson is the driving force behind the Networked Society – a world leader in communications technology and services. Our long-term relationships with every major telecom operator in the world allow people, business and society to fulfill their potential and create a more sustainable future.

Our services, software and infrastructure – especially in mobility, broadband and the cloud – are enabling the telecom industry and other sectors to do better business, increase efficiency, improve the user experience and capture new opportunities.

With approximately 115,000 professionals and customers in 180 countries, we combine global scale with technology and services leadership. We support networks that connect more than 2.5 billion subscribers. Forty percent of the world’s mobile traffic is carried over Ericsson networks. And our investments in research and development ensure that our solutions – and our customers – stay in front.

Founded in 1876, Ericsson has its headquarters in Stockholm, Sweden. Net sales in 2015 were SEK 246.9 billion (USD 29.4 billion). Ericsson is listed on NASDAQ OMX stock exchange in Stockholm and the NASDAQ in New York.

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on April 21, 2016, at 07:30 CET.